SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                            FOR THE MONTH OF MAY 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X    Form 40-F
                                  -----            -----

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes        No   X
                                  -----     -----

                   TELE CENTRO OESTE CELULAR PARTICIPACOES S/A

                            PUBLICLY-HELD CORPORATION

                          CNPJ N(0) 02.558.132/0001-69

                               TO THE SHAREHOLDERS

         PAYMENT OF INTEREST ON OWNED CAPITAL AND COMPLEMENTARY DIVIDEND

      Brasilia-DF, May 14, 2001 We hereby inform all shareholders that on May 25, 2001 and observing the conditions below, we shall commence payment of interest on owned capital and complementary dividend relative to the fiscal year 2000, approved in the General ordinary Shareholders Meeting held on April 26, 2001:

1.    VALUES

      A)    INTEREST ON OWNED CAPITAL - COMMON AND PREFERRED SHARES
            Gross value per share                      R$ 0.0000528123
            Net value per share                        R$ 0.0000448904

      B)    DIVIDEND
            Value per share - Common and Preferred     R$ 0.0000511581

1.    INCOME TAX
      A) Upon approval of the accounting credit of the Interest on Owned Capital, income tax was withheld at the rate of 15%, except for purposes of payment to those shareholders who had proved immune or exempt to such tax within the period specified by Tele Centro Oeste Celular in official communication to the shareholders, published in GAZETA MERCANTIL and in the DIARIO OFICIAL on February 08, 2001. The payment of the gross value is guaranteed to shareholders considered immune by law.
      B)    The dividend is not subject to income tax.

2.    FORMS OF PAYMENT
      A)    Credit to current account in the Bank informed by the shareholder.
      B)    Directly at any branch of the BANCO REAL.
      C) The shareholders using Fiduciary Custodies will have their credits available according to the procedures adopted by the Stock Markets.

4.    GENERAL INSTRUCTIONS
      Those shareholders whose information is not up-to-date, and consequently does not include their corresponding CPF (general taxpayer's registry) or CNPJ (tax roll) or their option for credit to bank account, may apply for receipt of the interest and dividend at any branch of the BANCO REAL, on condition that they present the following documentation:
o     INDIVIDUALS: CPF, RG (general registry) and updated proof of residence.
o LEGAL ENTITIES: CNPJ card, articles of association or partnership agreement, the company's bylaws and the minutes of the Assembly which elected the current board, as well as copies of the CPF and RG of all partners or legal representatives of the company. Representation of a shareholder by a nominee requires provision of a corresponding power of attorney by a public document, specific for the receipt of the Interest and Dividends.

5.    CLIENT SERVICE AT
      Any branch of the BANCO REAL.



                          MARIO CESAR PEREIRA DE ARAUJO
                    PRESIDENT AND HEAD OF INVESTOR RELATIONS





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THIS  RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS.  STATEMENTS  THAT  ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: May 15, 2001                    By:   /S/ MARIO CESAR PEREIRA DE ARAUJO
                                          --------------------------------------
                                          Name:  Mario Cesar Pereira de Araujo
                                          Title: President